Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended September 30,				Nine months ended September 30,

	2008		2007		2008		2007

Net income (loss)	$886		$(436)		$224		$(446)

Class A Unit holders
(ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit holders	$886		$(436)		$224		$(446)

Class A Units outstanding	7,500		7,500		7,500		7,500

Net income (loss) per Class A Unit	$0.12		$(0.06)		$0.03		$(0.06)